EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	For the Twelve
	Months Ended	Fiscal Year Ended September 30,
	June 30, 2009	2008	2007	2006	2005

EARNINGS:
Income from Continuing Operations	$116,976	$268,728	$201,675	$184,614	$138,437
Plus Income Tax Expense	60,016	167,922	131,813	108,245	85,621
Less Investment Tax Credit (1)	(697)	(697)	(697)	(697)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(2,353)	(6,303)	(4,979)	(3,583)	796
Plus Distributions from Unconsolidated Subsidiaries	4,975	8,280	1,613	4,651	1,990
Plus Interest Expense on Long-Term Debt	75,411	70,099	68,446	72,629	73,244
Plus Other Interest Expense	4,674	3,870	6,029	5,952	9,069
Less Amortization of Loss on Reacquired Debt	(1,140)	(1,156)	(1,119)	(1,118)	(1,066)
Plus (Less) Allowance for Borrowed Funds Used in Construction	2,350	2,100	374	296	201
Plus Rentals (2)	1,937	2,229	2,685	2,810	3,554

	$262,149	$515,072	$405,840	$373,799	$311,149

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$75,411	$70,099	$68,446	$72,629	$73,244
Plus Other Interest Expense	4,674	3,870	6,029	5,952	9,069
Less Amortization of Loss on Reacquired Debt	(1,140)	(1,156)	(1,119)	(1,118)	(1,066)
Plus (Less) Allowance for Borrowed Funds Used in Construction	2,350	2,100	374	296	201
Plus Rentals (2)	1,937	2,229	2,685	2,810	3,554

	$83,232	$77,142	$76,415	$80,569	$85,002

RATIO OF EARNINGS TO FIXED CHARGES	3.15	6.68	5.31	4.64	3.66

(1)	Investment Tax Credit is included in Other Income.

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2005 includes the Impairment of Investment in Partnership of $4,158. Twelve Months Ended June 30, 2009 Includes the Impairment of Investment in Partnership of $1,804.